Exhibit 99.1

DoubleDown Interactive Reports Fourth Quarter and Full Year 2023 Financial Results

SEATTLE, WASHINGTON – February 13, 2024 — DoubleDown Interactive Co., Ltd. (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading developer and publisher of digital games on mobile and web-based platforms, today announced its unaudited financial results for the fourth quarter and year ended December 31, 2023. The Company’s consolidated financial results for the three- and twelve-month periods ended December 31, 2023 include 61 days of contributions from European iGaming operator, SuprNation, which was acquired by the Company on October 31, 2023.

Fourth Quarter 2023 vs. Fourth Quarter 2022 Summary:

•

Revenue was $83.1 million in the fourth quarter of 2023 compared to $76.2 million in the fourth quarter of 2022. Revenue contributed by SuprNation totaled $4.3 million for the 61 days the Company owned and operated the business. Revenue exclusive of the contributions from SuprNation increased 3% year over year to $78.8 million.

•

Operating expenses declined to $47.5 million in the fourth quarter of 2023 from $321.4 million in the fourth quarter of 2022, primarily reflecting the one-time, non-cash goodwill and intangibles impairment of $269.9 million incurred in the fourth quarter of 2022.

•

Adjusted EBITDA was $36.2 million for the fourth quarter of 2023, an increase from $24.7 million for the fourth quarter of 2022, primarily due to higher revenue and lower cost of revenues and sales and marketing expenses, partially offset by higher general and administrative expenses. Adjusted EBITDA margin increased to 43.5% in the fourth quarter of 2023 from 32.4% in the fourth quarter of 2022.

•

Net income was $25.5 million, or earnings per fully diluted common share of $10.27 ($0.51 per American Depositary Share (“ADS”)), in the fourth quarter of 2023, compared to a loss of $(194.4) million, or a loss of $(78.47) per fully diluted common share ($(3.92) per ADS), in the fourth quarter of 2022. Note each ADS represents 0.05 share of a common share.

•

Average Revenue Per Daily Active User (“ARPDAU”) for the Company’s social casino/free-to-play games increased to $1.24 in the fourth quarter of 2023 from $0.98 in the fourth quarter of 2022 and $1.06 in the third quarter of 2023.

•

Average monthly revenue per payer for the social casino/free-to-play games increased to $279 in the fourth quarter of 2023 from $227 in the fourth quarter of 2022 and $245 in the third quarter of 2023.

“Our fourth quarter results, which include a 3% year-over-year increase in core social casino revenue to $78.8 million and a 46% increase in Adjusted EBITDA to $36.2 million, highlight our best-in-class ability to monetize our loyal players combined with our disciplined approach to user acquisition and R&D spend which drives consistent profitability and strong free cash flow,” said In Keuk Kim, Chief Executive Officer of DoubleDown. “We continue to deliver strong engagement metrics for our flagship social casino game DoubleDown Casino, as ARPDAU and average monthly revenue per payer rose 26% and 23%, respectively, compared to the 2022 fourth quarter. As a result, cash flows from operating activities were approximately $30 million in the fourth quarter.

“Our acquisition of SuprNation in the fourth quarter marked our entrance into the European iGaming market and we are moving quickly on a range of initiatives to scale the business which will be our initial focus before we turn to optimizing the cash flow generated by this business. These initiatives include increasing marketing investment and leveraging our legacy of marketing and product expertise to grow SuprNation’s market share in its core U.K. and Sweden markets.

“We place a primary focus on being capital efficient as reflected in our strong Adjusted EBITDA margins and free cash flow generation. At 2023 year-end, cash and cash equivalents and short-term investments net of current borrowing were approximately $235 million, which is equivalent to approximately $4.75 per ADS. Our strong net cash position and consistent ability to generate attractive free cash flow provides the Company with significant flexibility to evaluate further opportunities to deploy capital that would continue to expand our business in gaming categories with attractive addressable markets and where our operating discipline would ultimately deliver additional free cash flow and create new value for our shareholders.”

Full Year 2023 vs. Full Year 2022 Summary:

•

Revenue, inclusive of the 61-day contributions from SuprNation noted above, decreased from $321.0 million for the year ended December 31, 2022 to $308.9 million for the year ended December 31, 2023. Revenue exclusive of the contributions from SuprNation, declined to $304.6 million.

•

Operating expenses decreased from $634.9 million in the year ended December 31, 2022 to $190.7 million in the year ended December 31, 2023. Full year 2022 operating expenses include a $141.8 million charge related to the settlement of the Benson class action and associated proceedings and the $269.9 million goodwill and intangibles impairment charge noted above. Both of these charges were one-time in nature and not recurring. Additionally, lower cost of revenues and sales and marketing expenses, partially offset by higher general and administrative expenses, contributed to the decrease in operating expenses.

•

Adjusted EBITDA for the year ended December 31, 2023 increased to $118.9 million from $101.6 million for the year ended December 31, 2022, resulting in an Adjusted EBITDA margin of 38.5% in 2023, compared to an Adjusted EBITDA margin of 31.6% in 2022. The increases in Adjusted EBITDA and Adjusted EBITDA margin in 2023 were primarily due to lower cost of revenues and sales and marketing expenses, partially offset by higher general and administrative expenses.

•

The Company recorded net income of $100.4 million for the year ended December 31, 2023, or $40.53 per common share on a fully diluted basis ($2.03 per ADS), compared to a net loss of $(234.0) million for the year ended December 31, 2022, or a loss of $(94.43) per common share on a fully diluted basis (loss of $(4.72) per ADS) inclusive of the Benson class action settlement and goodwill and intangibles impairment charges noted above.

•	ARPDAU for the Company’s social casino/free-to-play games increased to $1.09 for the year ended December 31, 2023 from $0.97 for the year ended December 31, 2022.

•	Average monthly revenue per payer for the social casino/free-to-play games increased to $245 for the year ended December 31, 2023 from $226 for the year ended December 31, 2022.

Summary Operating Results for DoubleDown Interactive (Unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2023	2022	2023	2022
Revenue ($MM)	$83.1	$76.2	$308.9	$321.0
Total operating expenses	47.5	51.5	190.7	223.3
Loss contingency	—	—	—	141.8
Impairment of goodwill and intangibles	—	269.9	—	269.9
Adjusted EBITDA ($MM)	36.2	24.7	118.9	101.6
Net income ($MM)	$25.5	$(194.4)	$100.4	$(234.0)
Net income margin	30.6%	(255.2)%	32.5%	(72.9)%
Adjusted EBITDA margin	43.5%	32.4%	38.5%	31.6%
Non-financial performance metrics(1)
Average MAUs (000s)	1,488	2,084	1,750	2,247
Average DAUs (000s)	703	855	772	919
ARPDAU	$1.24	$0.98	$1.09	$0.97
Average monthly revenue per payer	$279	$227	$245	$226
Payer conversion	6.4%	5.4%	6.0%	5.3%

(1)	Social casino/free-to-play games only

Fourth Quarter 2023 Financial Results

Revenue inclusive of the contributions from SuprNation in the fourth quarter of 2023 was $83.1 million, an increase of 9% from the fourth quarter of 2022. Revenue exclusive of the contributions from SuprNation increased 3% year over year to $78.8 million. The increase was primarily driven by increased engagement of the existing player base.

Operating expenses in the fourth quarter of 2023 were $47.5 million, an 85% decrease from the fourth quarter of 2022. The decrease in operating expenses was primarily due to lower cost of revenue and decreases in marketing expenses in the fourth quarter of 2023, as compared to the fourth quarter of 2022, and reflects the $269.9 million non-cash goodwill and intangibles impairment in the fourth quarter of 2022 noted above which did not recur in the comparable 2023 period.

The Company recorded net income of $25.5 million in the fourth quarter of 2023, or $10.27 per fully diluted common share ($0.51 per ADS), as compared to a net loss of $(194.4) million, or a loss of $(78.47) per fully diluted common share (loss of $(3.92) per ADS) in the fourth quarter of 2022. The net loss in the fourth quarter of 2022 included the impact of the $269.9 million non-cash impairment noted above. Net income for the fourth quarter of 2023 reflects increased revenue and lower marketing expenditures. Note each ADS represents 0.05 share of a common share.

Adjusted EBITDA in the fourth quarter of 2023 was $36.2 million, an increase from $24.7 million in the fourth quarter of 2022. The increase was primarily due to increased revenue and lower marketing expenditures.

Net cash flows provided by operating activities for the fourth quarter of 2023 was $29.7 million, compared to net cash flows used in operating activities of $20.9 million in the fourth quarter of 2022. The increase was primarily due to the payment of $50 million toward the Benson litigation settlement in the fourth quarter of 2022.

Full Year 2023 Financial Results

Revenue for the year ended December 31, 2023 was $308.9 million, down 4% from the prior year. Excluding revenue from the 61-days of operations of SuprNation, revenue would have declined 5% year-over-year to $304.6 million, primarily due to the normalization of player activities after the lifting of stay-at-home orders and other COVID-related restrictions, as well as changes in player behaviors relating to inflation and global economic concerns during 2023.

Operating expenses for the year ended December 31, 2023 were $190.7 million, a decrease of 70% from the prior year. The decrease was primarily due to a charge of $141.8 million reflecting the incremental charge associated with the agreement in principle to settle the Benson class action and associated proceedings and the $269.9 million impairment of goodwill and intangibles in 2022. Both charges were one-time charges and not re-occurring in nature.

Net income was $100.4 million, or $40.53 per common share on a fully diluted basis ($2.03 per ADS), compared to a net loss of $(234.0) million for 2022, or a loss of $(94.43) per common share on a fully diluted basis (loss of $(4.72) per ADS).

Adjusted EBITDA for 2023 increased to $118.9 million compared to $101.6 million for 2022, primarily due to lower sales and marketing expenditures in 2023.

Net cash flows provided by operating activities for the year ended December 31, 2023, were $20.8 million compared to $50.8 million in the year ended December 31, 2022. The decrease was primarily due to the payment of $95.3 million toward the Benson litigation settlement in the second quarter of 2023. Excluding this payment, net cash flows provided by operating activities were $116.1 million for the year ended December 31, 2023.

Conference Call

DoubleDown will hold a conference call today (February 13, 2024) at 5:00 p.m. Eastern Time (2:00 p.m. Pacific Time) to discuss these results. A question-and-answer session will follow management’s presentation.

To access the call, please use the following link: DoubleDown Fourth Quarter and Full Year 2023 Earnings Call. After registering, an email will be sent, including dial-in details and a unique conference call access code required to join the live call. To ensure you are connected prior to the beginning of the call, please register a minimum of 15 minutes before the start of the call.

A simultaneous webcast of the conference call will be available with the following link: DoubleDown Fourth Quarter and Full Year 2023 Earnings Webcast, or via the Investor Relations page of the DoubleDown website at ir.doubledowninteractive.com. For those not planning to ask a question on the conference call, the Company recommends listening via the webcast.

A replay will be available on the Company’s Investor Relations website shortly after the event.

About DoubleDown Interactive

DoubleDown Interactive Co., Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. The Company’s flagship social casino title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games. Following its acquisition of SuprNation in October 2023, the Company also operates three real-money iGaming sites in Western Europe.

Safe Harbor Statement

Certain statements contained in this press release are “forward-looking statements” about future events and expectations for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on our beliefs, assumptions, and expectations of industry trends, our future financial and operating performance, and our growth plans, taking into account the information currently available to us. These statements are not statements of historical fact. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Therefore, you should not place undue reliance on such statements. Words such as “anticipates,” believes,” “continues,” “estimates,” “expects,” “goal,” “objectives,” “intends,” “may,” “opportunity,” “plans,” potential,” “near-term,” long-term,” “projections,” “assumptions,” “projects,” “guidance,” “forecasts,” “outlook,” “target,” “trends,” “should,” “could,” “would,” “will,” and similar expressions are intended to identify such forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors. We assume no obligation to update or revise any forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Use and Reconciliation of Non-GAAP Financial Measures

In addition to our results determined in accordance with the accounting principles generally accepted in the United States of America (“GAAP”), we believe the following non-GAAP financial measure is useful in evaluating our operating performance. We present “adjusted earnings before interest, taxes, depreciation and amortization” (“Adjusted EBITDA”) because we believe it assists investors and analysts by facilitating comparison of period-to-period operational performance on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. The items excluded from the Adjusted EBITDA may have a material impact on our financial results. Certain of those items are non-recurring, while others are non-cash in nature. Accordingly, the Adjusted EBITDA is presented as supplemental disclosure and should not be considered in isolation of, as a substitute for, or superior to, the financial information prepared in accordance with GAAP, and should be read in conjunction with the financial statements furnished in our report on Form 6-K filed with the SEC.

In our reconciliation from our reported GAAP “net income before provision for taxes” to our Adjusted EBITDA, we eliminate the impact of the following eight line items: (i) depreciation and amortization; (ii) loss contingency related to the Benson case; (iii) impairment of goodwill and intangibles; (iv) interest income; (v) interest expense; (vi) foreign currency transaction/remeasurement (gain) loss; (vii) short-term investments (gain) loss; and (viii) other (income) expense, net. The below table sets forth the full reconciliation of our non-GAAP measures:

Reconciliation of non-GAAP measures	Three Months Ended December 31,		Twelve Months Ended December 31,
(in millions, except percentages)	2023	2022	2023	2022
Net income (loss) attributable to DoubleDown Interactive Co., Ltd.	$25.5	$(194.4)	$100.4	$(234.0)
Income tax (expense) benefit	(8.6)	60.3	(30.7)	71.2
Income (loss) before tax	34.1	(254.7)	131.1	(305.2)
Adjustments for:
Depreciation and amortization	0.6	0.1	0.7	3.8
Loss contingency	—	—	—	141.8
Impairment of goodwill and intangibles	—	269.9	—	269.9
Interest income	(3.2)	(2.3)	(13.7)	(5.0)
Interest expense	0.5	0.5	1.8	1.8
Foreign currency transaction/remeasurement (gain) loss	4.2	11.2	(1.2)	(5.8)
Short-term investments (gain) loss	0.0	(0.0)	0.1	0.2
Other (income) expense, net	0.0	0.0	0.0	0.1
Adjusted EBITDA	$36.2	$24.7	$118.9	$101.6
Adjusted EBITDA margin	43.5%	32.4%	38.5%	31.6%

We encourage investors and others to review our financial information in its entirety and not to rely on any single financial measure.

Company Contact:

Joe Sigrist

ir@doubledown.com

+1 (206) 773-2266

Chief Financial Officer

https://www.doubledowninteractive.com

Investor Relations Contact:

Joseph Jaffoni or Richard Land

JCIR

+1 (212) 835-8500

DDI@jcir.com

DoubleDown Interactive Co., Ltd.

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share amounts)

	Years ended December 31,
	2023		2022
Assets	(unaudited	)
Current assets:
Cash and cash equivalents	$206,911		$217,352
Short-term investments	67,756		67,891
Accounts receivable, net	32,517		21,198
Prepaid expenses, and other assets	8,570		6,441

Total current assets	$315,754		$312,882
Property and equipment, net	444		436
Operating lease right-of-use assets, net	6,785		3,858
Intangible assets, net	51,571		35,051
Goodwill	396,596		379,072
Deferred tax asset	27,611		59,290
Other non-current assets	2,807		1,463

Total assets	$801,568		$792,052

Liabilities and Shareholders’ Equity
Accounts payable and accrued expenses	$13,293		$13,830
Short-term operating lease liabilities	3,157		3,050
Income taxes payable	112		—
Contract liabilities	2,520		2,426
Loss contingency	—		95,250
Current portion of borrowing with related party	38,778		—
Other current liabilities	1,144		1,926

Total current liabilities	$59,004		$116,482
Long-term borrowings with related party	—		39,454
Long-term operating lease liabilities	4,420		1,625
Other non-current liabilities	10,837		8,265

Total liabilities	$74,261		$165,826

Shareholders’ equity
Common stock, KRW 10,000 par value - 200,000,000 Shares authorized; 2,477,672 issued and outstanding	21,198		21,198
Additional paid-in-capital	359,280		359,280
Accumulated other comprehensive income	19,986		19,360
Retained earnings	326,800		226,388

Total shareholders’ equity attributable to shareowners of DDI Co. Ltd.	$727,264		$626,226
Equity attributable to noncontrolling interests	43		—

Total equity	$727,307		$626,226

Total liabilities and shareholders’ equity	$801,568		$792,052

DoubleDown Interactive Co., Ltd.

Condensed Consolidated Statement of Income and Comprehensive Income

(Unaudited, in thousands except share and per share amounts)

	Three months ended December 31,		Twelve Months ended December 31,
	2023	2022	2023	2022
Revenue	$83,098	$76,170	$308,864	$321,027
Operating expenses:
Cost of revenue(1)	24,787	25,841	99,069	109,305
Sales and marketing(1)	9,912	16,855	49,645	71,911
Research and development(1)	4,658	4,478	19,131	18,182
General and administrative(1)	7,573	4,287	22,100	20,058
Loss contingency(1)	—	—	—	141,750
Impairment of goodwill and intangibles(1)	—	269,893	—	269,893
Depreciation and amortization	571	50	728	3,801

Total operating expenses	47,501	321,404	190,673	634,900

Operating income (loss)	$35,597	$(245,234)	$118,191	$(313,873)

Other income (expense):
Interest expense	(457)	(476)	(1,798)	(1,831)
Interest income	3,166	2,251	13,677	4,993
Gain on foreign currency transactions	889	6,138	4,796	6,994
Gain (loss) on foreign currency remeasurement, net	(5,089)	(17,341)	(3,606)	(1,179)
Gain (loss) on short-term investments	(6)	3	(82)	(152)
Other, net	(30)	(22)	(33)	(120)

Total other income (expense), net	$(1,527)	$(9,447)	$12,954	$8,705

Income (loss) before income tax	$34,070	$(254,681)	$131,145	$(305,168)

Income tax (expense) benefit	(8,574)	60,264	(30,690)	71,190

Net income (loss)	$25,496	$(194,417)	$100,455	$(233,978)

Less: Net income attributable to noncontrolling interests	43	—	43	—

Net income (loss) attributable to DoubleDown Interactive Co., Ltd.	$25,453	$(194,417)	$100,412	$(233,978)

Other comprehensive income (expense):
Pension adjustments, net of tax	(441)	32	(597)	(154)
Gain (loss) on foreign currency translation	4,392	7,567	1,223	(3,519)

Comprehensive income (loss)	$29,404	$(186,818)	$101,038	$(237,651)

Earnings per share:
Basic	$10.27	$(78.47)	$40.53	$(94.43)
Diluted	$10.27	$(78.47)	$40.53	$(94.43)
Weighted average shares outstanding:
Basic	2,477,672	2,477,672	2,477,672	2,477,672
Diluted	2,477,672	2,477,672	2,477,672	2,477,672

(1)	Excluding depreciation and amortization

DoubleDown Interactive Co., Ltd.

Condensed Consolidated Statement of Cash Flows

(Unaudited, in thousands of U.S. dollars)

	Years ended December 31,
	2023	2022
Cash flow from (used in) operating activities:
Net Income (loss)	$100,455	$(233,978)
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	728	3,801
Impairment of goodwill and intangibles	—	269,893
Loss on foreign currency remeasurement	3,605	1,179
Loss on short-term investments	82	152
(Gain) on disposition of property and equipment	(2)	—
Deferred taxes	30,051	(84,983)
Working capital adjustments:
Accounts receivable	(11,398)	(46)
Prepaid expenses, other current and non-current assets	(3,113)	(142)
Accounts payable, accrued expenses and other payables	(1,946)	(239)
Contract liabilities	94	180
Income tax payable	(35)	—
Loss contingency	(95,250)	91,750
Other current and non-current liabilities	(2,423)	3,224

Net cash flows from operating activities	$20,848	$50,791
Cash flow (used in) investing activities:
Acquisition, net of cash acquired, and other	(26,877)	—
Purchases of intangible assets	—	(4)
Purchases of property and equipment	(198)	(269)
Disposals of property and equipment	5	26
Purchases of short-term investments	(146,363)	(518,629)
Sales of short-term investments	143,164	451,046

Net cash flows (used in) investing activities	$(30,269)	$(67,830)
Cash flow from (used in) financing activities:
Net cash flows from (used in) financing activities:	—	—
Net foreign exchange difference on cash and cash equivalents	(1,020)	(7,669)

Net (decrease) in cash and cash equivalents	$(10,441)	$(24,708)

Cash and cash equivalents at beginning of period	$217,352	$242,060
Cash and cash equivalents at end of period	$206,911	$217,352
Supplemental disclosures of cash flow information
Cash paid during year for:
Interest	$130	$—
Income taxes	$526	$15,985